Mail Stop 3561

      							April 28, 2006


Mr. John W. Somerhalder III
President and Chief Executive Officer
AGL Resources Inc.
Ten Peachtree Place NE
Atlanta, GA  30309

	Re:	AGL Resources Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed February 10, 2006
		File Number 1-14174

Dear Mr. Somerhalder:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ending December 31, 2004

Statements of Consolidated Income, page 57

1. Revise your filing here and throughout the filing to remove the reference to "fully diluted earnings per share" and present only basic and diluted earnings per share in accordance with SFAS 128.

Item 9A.  Controls and Procedures, page 95

2. Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company`s internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company`s internal control over financial reporting. Please revise your disclosure to confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company`s internal control over financial reporting.

Exhibits 31.1 and 31.2

3. Please advise or amend your filing to provide certifications including the introductory language from paragraph 4 regarding the definition of internal control over financial reporting and paragraph
4(b).  See Item 601 of Regulation S-K.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Donna Di Silvio, Senior Staff Accountant, at (202)
551-
3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841with any other questions.

								Sincerely,



								Michael Moran
						Accounting Branch Chief



Mr. John W. Somerhalder III
AGL Resources Inc.
April 28, 2006
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